UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Polestar Automotive Holding UK PLC

Full Name of Registrant

Former Name if Applicable

Assar Gabrielssons Väg 9

Address of Principal Executive Office (Street and Number)

405 31 Göteborg, Sweden

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Polestar Automotive Holding UK PLC (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the year ended December 31, 2023 (“Form 20-F”) by the prescribed filing deadline (April 30, 2024). Additional time is needed for the Company to close its books and records, complete its financial statement preparation and finalize its review process for the year ended December 31, 2023. The additional time required to close the Company’s books and records includes the evaluation and quantification of certain errors in historical 2021 and 2022 annual and interim financial statements.

It is the Company’s preliminary view that the historical errors identified as of the date hereof are expected to: (i) positively impact net loss by less than five percent (5%) for 2021, and (ii) negatively impact net loss by less than five percent (5%) for 2022.

Additional time is also required by the Company to complete the additional work required for management’s assessment of internal control over financial reporting for the year ended December 31, 2023, as this is the first year that the Company is subject to this requirement. The Company is working to file the Form 20-F as soon as practicable.

Forward-Looking Statements

This notification on Form 12b-25 contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements, including statements regarding the estimated impact of accounting errors on historical periods identified by the Company. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the identification of additional accounting errors and/or a final assessment of errors already identified that differs significantly from the Company’s preliminary view of such errors. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this notification is as of the date of this notification, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Per Ansgar	(+1 201)	402-8566
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Polestar Automotive Holding UK PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2024	By:	/s/ Thomas Ingenlath
	Name:	Thomas Ingenlath
	Title:	Chief Executive Officer

Date: April 30, 2024	By:	/s/ Per Ansgar
	Name:	Per Ansgar
	Title:	Chief Financial Officer